MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

March 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (5) Filed January 10, 2018

File No. 000-27039

Your Correspondence dated January 26, 2018

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

Thank you for allowing the Company additional time to respond to your comments. This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated January 26, 2018. The specific comments below are numbered to correspond to your comment letter.

Amendment No. 5 to Registration Statement on Form 10-12G filed on January 10, 2018

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 9

1. Please address the following regarding your response to our prior comment three:

• Please provide us with the quarterly balance sheet and income statements of the Bougainville joint venture for each quarter since its inception on March 16, 2017 through December 31, 2017.

Response: Included with this letter are the respective balance sheets and income statements for the joint venture from inception until December 31, 2017.

• Provide us with your impairment analysis as of each quarter end.

Response:       The assets in question were not owned by the joint venture until November of 2017. Consequently, the joint venture did not own any fixed or long-lived assets, other than approximately $25K in greenhouse equipment, to perform an impairment analysis on prior to the fourth quarter of 2017. During the fourth quarter of 2017, the joint venture utilized a portion of the cash contributed by the Company to acquire approximately $161,000 in greenhouse equipment and $274,000 for the land acquisition.

U.S. Securities and Exchange Commission

March 5, 2018

Pursuant to Topic 360, Property, Plant, and Equipment, impairment loss can be recognized only if the historical cost carried on the balance sheet cannot be recovered and exceeds the fair value of the asset. For land, this means that the eventual market price of the land at sale is expected to be lower than historical cost. ASC 360-10-35-21 has outlined six criteria for determining when an impairment loss may exist: a significant decrease in the market price of an asset; a significant change in how a company uses an asset or its physical condition; a significant change in legal factors, such as an Environmental Protection Agency ruling that land is contaminated; an accumulation of cost to acquire an asset significantly greater than expected; or a forecast demonstrating continued loss on an asset. Management determined that none of these factors were an indicator that the asset group was impaired for the year ended December 31, 2017.

An impairment analysis is only required (i.e., to test the asset group for recoverability and impairment loss) when an indicator of impairment is present. If no indicator is present, the entity is not required to perform any further steps in the impairment testing process. Since the asset group (land and greenhouse equipment) were purchased in arm’s length transactions during the fourth quarter, the presumption is that the purchase price is equivalent to the prevailing fair market value. The Company obtained vendor invoices to substantiate the purchase of the greenhouse equipment and management believes that the price of the equipment is substantially equivalent to the fair market value of comparable greenhouses of a similar nature available in the market. Additionally, there is no indicator that the land that the joint venture purchased was impaired a month after it was acquired for purposes of the joint venture’s reporting of the land on the Company’s December 31, 2017 balance sheet.

Additionally, the land purchased was insured by a third-party title company that completed their own valuation, as well as St. George, our financing company that provided the loan to purchase the property, who completed their own valuation prior to taking a lien hold position against the property to secure a portion of the note. Neither of these companies raised concerns that an indicator existed indicating that the land was impaired for the period ended December 31, 2017. Furthermore, management’s analysis concluded that the asset group, consisting of undiscounted cash flows that the land and the corresponding license and greenhouse will return to the joint venture, will more than recover the carrying amount of these assets, respectively.

• Please provide us with the significance tests for how you determined whether the separate financial statements of the joint venture were required to be included in your Form 10.

Response:       Management has reviewed the requirements of the significance test as defined in Regulation S-X, Rule 3-09 and has concluded that the Bougainville joint venture investment is significant and thus the financial statements of the joint venture should be included in the footnotes to the financial statements. Consequently, the Company will amend its Form 1012g filing to include the financial statements of the joint venture in its footnotes. The Company calculated the significance test by comparing (1) its share of the investee’s pretax income from continuing operations to its own income, (2) its investment in the investee to its total assets and (3) its proportionate share of the investee’s total assets to its total assets. These calculations, described in Regulation S-X Rule 1-02(w), are referred to as the significance tests. The results of these tests resulted in the joint venture’s assets exceeding 10% of the Company’s total assets.

U.S. Securities and Exchange Commission

March 5, 2018

• Tell us in detail how you determined that your disclosures met the requirements of ASC 323-10-50-3.

Response:       The Company will amend its Form 1012g to include the disclosure requirements of ASC 323-10-50-3. Upon further consideration and review of the relevant guidance, the Company concluded that standalone summarized quarterly financial statement information of the Joint Venture should be included in the footnotes to the financial statements for the periods ended June 30, 2017, September 30, 2017 and December 31, 2017. The Company will further amend its quarterly filings as noted. The revised footnotes will also be in accordance with guidance set forth in S-X Rule 4-08 (g), Sections §210.1-02(bb).

2. We note your response to prior comment four. Given that your $1 million funding commitments to BV-MCOA Management LLC, as set forth in the joint venture agreement signed on March 16, 2017, appear to be fixed and determinable at clear amounts and dates in Schedule 5 to that agreement, please address the following:

• provide us with excerpts from the original agreement that identify that your funding commitment was contingent on the receipt of funding from St. Georges or otherwise dependent on other actions by a third party.

Response: Referring the joint venture agreement, Section 7(d) on page 16: “With respect to MCOA’s commitment to raise one million dollars ($1,000,000.00) as part of its Background Property, MCOA commits to using all good faith and Commercially Reasonable Efforts to timely raise and comply with the Funding Schedule set forward in Schedule 5. In the event the Parties need to adjust the Funding Schedule, the Parties represent that they will act in good faith consistent with the Parties agreement under Section 2.1(g).”

“Commercially Reasonable Efforts” is defined on page 3 as: “"Commercially Reasonable Efforts" means the carrying out of a Party's obligations under this Agreement with the exercise of prudent scientific and/or good faith business judgment, and a level of effort consistent with the judgment and efforts that a comparable third Party in the marijuana agricultural and business development, branding, marketing and distribution industry would employ for products of similar strategic importance and commercial value. Commercially Reasonable Efforts includes: (a) promptly assigning responsibility for development activities to specific employees who are held accountable for progress and monitoring such progress on an on-going basis; (b) setting and consistently seeking to achieve specific and meaningful objectives and timelines for carrying out such development activities; (c) consistently making and implementing decisions and allocating resources designed to advance the progress of such objectives and timelines; and (d) employing compensation systems for its employees that are no less favorable than the compensation systems the Party applies with respect to its other programs with technology and/or products of similar potential.”

Additionally, the Company refers the Commission to its Form 8-K filed on November 6, 2017, wherein the Company disclosed its funding arrangement with St. George. Funds from that agreement satisfied the Company’s commitment to raise funds for the joint venture, which was also reported on Form 8-K-A/1 filed with the Commission on December 11, 2017 (the original Form 8-K being filed on November 6, 2017.

• provide us with the other schedules and annexes to the original joint venture agreement that have not already been filed.

U.S. Securities and Exchange Commission

March 5, 2018

Response: Included with this response is Schedule 3, comprised of the I502 Tier 3 Marijuana Cultivation License. Schedule 4 is pending the joint venture’s completion of greenhouse construction on the property, and the issuance of a conditional use permit from the Washington State Liquor and Cannabis Board to use the property for marijuana growing and processing. This permit is pending as of February 20, 2018. As previously discussed, the Company and Bougainville will enter into an omnibus amendment to its joint venture agreement and file that document as an exhibit to its amended Form 1012g. This will correct inconsistencies already discussed above and provide a complete legal framework for the joint ventures operations, including all relevant exhibits.

• provide us with your basis under the accounting guidance not to record the liability for full funding as of the date the agreement was signed.

Response: Pursuant to the joint venture agreement, and as of the date of execution, the Company committed to raising not less than $1 million dollars for the joint venture, but had no funds raised at that time. There was no liability until the Company successfully made arrangements with third parties to provide funding for the project. Upon further consideration and review of the relevant guidance, the Company concluded that standalone summarized quarterly financial statement information of the Joint Venture should be included in the footnotes to the financial statements for the periods ended June 30, 2017, September 30, 2017 and December 31, 2017. The revised footnotes will also be in accordance with guidance set forth in S-X Rule 4-08 (g), Sections §210.1-02(bb).

3. We note your response to prior comment five that you brought the land to the joint venture, as well as your response to prior comment 3 that did not include land in what Bougainville contributed to the joint venture. With regard to your BV-MCOA joint venture agreement signed March 16, 2017, and your current disclosures, please tell us what land Bougainville owns, how it relates to the land you are purchasing for the joint venture to lease, and provide us background for each of the following statements. Reconcile the apparent inconsistencies between your role as landlord, owner, vendor, and contributor of the land in these statements:

• Section 2 of the JV agreement defines the “BV Background Property” to include “the real property currently leased by BV.”

Response: The Company will amend its Form 1012g to resolve inconsistencies concerning references to Bougainville’s lease of the subject real property and its current status. The Company will file as an exhibit to its amended Form 1012g, an omnibus amendment to the joint venture agreement that will correct the disclosures previously made.

Contrary to its assertions in the joint venture agreement, Bougainville did not possess a lease to the real property in Washington State. Rather, Bougainville was a party to a real property purchase agreement for the subject land. When the Company entered into the joint venture agreement, Bougainville represented it leased the subject land.

As background, on April 7, 2016, Donald Dixon and Joann Dixon entered into a contract to sell the subject real property to an entity named Green Ventures Capital Corp. for a purchase price of $274,000. The contract provided for a $95,000 down payment, and it was agreed that the balance would be paid by January 22, 2017 in monthly installments of $1,807.78. The balance was not paid in a timely fashion. Green Ventures was in breach. The sale and purchase agreement between the Dixons and Green Ventures is included with this letter.

U.S. Securities and Exchange Commission

March 5, 2018

On March 16, 2017, Bougainville Ventures, Inc. and the Company entered into the joint venture agreement. Prior to the execution of the joint venture agreement, Bougainville and the Company communicated about the subject real property, and it’s acquisition for the joint venture project. At the time, the Company understood from Bougainville that Bougainville leased the property and that the property could be purchased. The Company’s funding commitment under the joint venture led the Company to conclude that it’s funding would materially provide for the purchase of the subject real property, and so play a significant part in providing it to the joint venture. This is consistent with the terms of the joint venture agreement, where the Company’s background property included its commitment to raise not less than $1 million. So, this was the basis for the Company’s understanding and response that it had “brought the land” to the joint venture, referencing your above comment.

On April 4, 2017, the Company paid Bougainville a $75,000 towards its funding commitment.

On July 3, 2017 the Dixons and Green Ventures amended the real property sale and purchase contract to include Bougainville Ventures, Inc. as a co-buyer. The amended purchase agreement required a final payment to be made by October 1, 2017, and also required a $100,000 payment to be made by July 10, 2017, along with a payment of attorney fees in the amount of $455. On July 3, 2017, the Company entered into a secured convertible promissory note with St. George Investments, who agreed to lend funds to the Company secured by a lien on the land. On July 17, 2017, the Company paid Bougainville $300,000 towards its funding commitment.

As reported in its Form 8-K filed on November 6, 2017, Bougainville and the Company agreed to an amendment to the joint venture agreement reducing the Company’s funding commitment from not less than $1 million dollars to $800,000. The Company filed Form 8-K/A filed on December 11, 2017, disclosing the original funding schedule and the amendment to the Company’s funding commitment referenced above.

Also, as reported in its Form 8-K filed on November 6, 2017, the Company disclosed its entry into a material definitive agreement with St. George consisting of a Secured Convertible Promissory Note in the original principal amount of $601,420.00. The Company also disclosed that on November 7, 2017, it paid Bougainville $425,000, equaling total payments to Bougainville of $800,000 consistent with the amended Agreement and reduced funding commitment. A deed of trust was recorded on November 7, 2017. The property is pending a title change into the joint venture pending final action by the county assessor’s office to subdivide the parcel of land acquired by Bougainville and Green Ventures. After completion of this task, the property will be vended in the name of the joint venture.

To summarize, Bougainville misrepresented it’s leasehold on the subject real property. Bougainville was not a lessee, but a party to a contract to purchase the real property. The Company used its best efforts under the joint venture agreement to complete the funding commitment, as amended, and conclude the purchase of the land for the joint venture. The Company intends to disclose these facts and include an amended joint venture agreement correcting the inconsistencies in its amendment to Form 1012g.

• Section 3.2 of the JV agreement states: “Property Title. It is understood that the clear Title for the JV property comprised of the one-acre parcel associated with the Tier 3 License shall be vended into the JV (NEWCO), within 30 days after the third installment payment, as per the payment schedule attached.”

U.S. Securities and Exchange Commission

March 5, 2018

Response: Pursuant to the joint venture agreement, the Company committed to raise not less than $1 million dollars. After the Company and Bougainville signed the joint venture agreement on March 16, 2017, the Company began to diligently look for funding opportunities so that it could satisfy its funding commitment. The Company understood that the funds it raised would go, in part, to the purchase of the real property. The Company had difficulties satisfying the funding commitment pursuant to the funding schedule. So, the land could not be vended into the joint venture as was agreed to in Section 3.2. The Company and Bougainville communicated about this, as was required under the joint venture agreement. The Company diligently attempted to fulfill its funding commitment pursuant to Section 2.1(g) of the joint venture agreement, providing that Bougainville and the Company “use good faith and Commercially Reasonable Efforts to perform their obligations under this Agreement, including the Joint Venture Project Plan, that Party shall not be in default under this Agreement for any failure to achieve any particular result or milestone.”

Ultimately, the Company did arrange for its funding commitment, as amended, and the property was purchased and will be vended into the joint venture pending action by the county assessor (discussed below).

• Article C of Schedule 6, Joint Venture Project Plan, states: “MCOA to provide funding for land acquisition for joint venture operations.”

Response: See above discussion.

• Pages 10 and 31 of the Form 10-12G states: ‘On July 3, 2017 the Company entered into a secured convertible promissory note with St. George for the receipt of funds in the gross amount of $752,500.00. The note is partially secured by a lien interest on the land presently owned by Bougainville Ventures, Inc.”

Response: This is incorrect. The Company will amend its Form 1012g and the joint venture agreement filing to correctly identify that Bougainville was only a party to a sale and purchase agreement with the Dixon’s to acquire the property as of July 3, 2017.

• Page 14 of the Form 10-12G states: “As of the date of this filing, the Company is developing its joint venture with BV in the State of Washington. The BV venture is not yet fully capitalized. However, if and when capitalized, would place Company in the position of a landlord, paid by fixed fee, and its venture partner a cannabis related entity in a long-term lease arrangement.”

Response: On August 12, 2017, the Company hired Craig Brand, Esq. as legal counsel concerning cannabis. Although legal in some states, the Company determined not to engage in operations with the joint venture that would result in the Company’s actual cultivation, harvest and distribution of cannabis, as cannabis remains a Schedule 1 drug under the Controlled Substances Act. The Company determined that it could, consistent with U.S. law, act as a landlord and collect a fee from the joint venture. Given the current status of cannabis under the Controlled Substances Act, the Company will not engage in operations that involve its direct cultivation, harvest and distribution of cannabis. Thus, the Company intends to enter into a written agreement to rescind, settle and cancel its joint venture with GateC Research, since the proposed joint venture included the growth, cultivation and harvest of cannabis. The Company does intend and is fully committed to continue with its industrial hemp derived CBD product line under the brand name hempSMART. These events will be properly disclosed when complete and as required on Form 8-K, and in the amended Form 1012g.

U.S. Securities and Exchange Commission

March 5, 2018

In summary, the Company will address its role with respect to the Bougainville Ventures joint venture, its history and status in an amended joint venture agreement and Form 1012g that corrects facts and provide further documentation including its legal role as landlord.

4. Please address the following regarding the property to be transferred under the Bougainville joint venture agreement:

• Provide us with the title history of the land over the last two years.

Response: The owners of the property over the prior two years were Donald Dixon and Joann Dixon. Included with this letter is the title guarantee from Old Republic National Title Insurance Company dated June 30, 2017, and the related title detail.

• Identify the dates of transfer, purchase price, and owners over the last two years.

Response: The Dixons originally agreed to sell the land to Green Ventures Capital Corp., as noted above, on April 7, 2016. Included is a copy of the recorded purchase and sale contract. The real estate purchase contract was amended on July 3, 2017. In the amendment, Bougainville Ventures, Inc. was added as a co-buyer. Thereafter, based on secured financing provided for by St. George arranged for by the Company, the property was conveyed to Bougainville and Green Ventures subject to St. George’s security interest. The property is pending a title change into the joint venture pending final action by the county assessor’s office to subdivide the parcel of land acquired by Bougainville and Green Ventures. After completion of this task, the property will be vended in the name of the joint venture.

• Summary of the terms of any mortgage and liens attached to the property during the last two years.

Response: Other than the secure funding agreement with St. George, the Company is unaware of the terms of any mortgage or liens attached to the property over the last two years.

5. Similarly, please address the following regarding your joint venture agreement with GateC Research Inc. (“GCR”):

• Tell us the date you obtained the extension for funding the GCR joint venture.

Response: This was on or about November 28, 2017.

• Provide us with the extension agreement and tell us how you considered whether it should be filed as an exhibit.

Response: The extension agreement was oral. The State of California legalized cannabis by statewide proposition for recreational and medicinal use as a result of the November 7, 2017 election cycle. Afterwards, the Company and GCR communicated and orally agreed to suspend the Company’s funding commitment until such time as California’s cannabis regulations were finalized. Attached is a written confirmation of the oral agreement from GCR.

U.S. Securities and Exchange Commission

March 5, 2018

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

Attachments:

  Quarterly Balance Sheets and Income Statements for the joint venture from inception until December 31, 2017;
  April 7, 2016 Real Estate Purchase Agreement between Dixons and Green Ventures;
  July 3, 2017 Amendment to Real Estate Purchase Agreement between Dixons, Green Ventures, and Bougainville;
  November 7, 2017 Deed of Trust;
  June 30, 2017 Guarantee of Title and Detailed Documentation;
  I502 Tier 3 Marijuana Cultivation License;
  Confirmation of GateC Research, Inc.

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer